                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
         [x]     Merger
         [ ]     Liquidation
         [ ]     Abandonment of Registration
                 (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]     Election of status as a Business Development Company
                 (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: INVESCO Variable Investment Funds, Inc.

3.       Securities and Exchange Commission File No.: 811-8038

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [ ]     Initial Application       [x]      Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         John H. Lively, Esq.
         A I M Advisors, Inc.
         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173
         (713) 626-1919

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         A I M Advisors, Inc.
         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173
         (713) 626-1919

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

                  [x]     Management company;
                  [ ]     Unit investment trust; or
                  [ ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [x]      Open-end         [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

         The fund is organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         INVESCO Funds Group, Inc., the Fund's investment adviser, is located at 4350 South Monaco Street, Denver, Colorado 80237.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         INVESCO Distributors, Inc., the fund's principal underwriter is located at 4350 South Monaco Street, Denver, Colorado 80237.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

         The fund is not a UIT.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [x]  Yes [ ]  No

                  If Yes, for each UIT state:
                          Name(s):

                          File No.: 811-____

                          Business Address:

                  See Exhibit A attached hereto.

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes          [ ]  No

                  If Yes, state the date on which the board vote took place:
                  December 10, 2003 If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
                  [x]  Yes [ ]  No

                  If Yes, state the date on which the shareholder vote took place: April 2, 2004


                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [x]  Yes          [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions: April 30, 2004

         (b)      Were the distributions made on the basis of net assets?

                  [x]  Yes          [ ]  No

         (c)      Were the distributions made pro rata based on share ownership?

                  [x]  Yes          [ ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ]  Yes          [ ]  No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                  Not applicable.

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ]  Yes          [ ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

         Not Applicable.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

                  [x]  Yes          [ ]  No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [ ]  Yes         [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?
                  (See question 18 above)

                  [ ]  Yes         [x]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?
         (c)      Will the remaining assets be invested in securities?

                  [ ]  Yes         [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ]  Yes         [x]  No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:
         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                                                              Paid by Fund        Paid by        Total per
                                                                                  Advisor        Category

                  (i)      Legal expenses:                         27,369           38,015         65,384
                  (ii)     Accounting expenses:                         0           34,000         34,000
                  (iii)    Other expenses (filing fees and
                           related expenses):                     257,287          427,969        685,255
                                                               ----------        ---------      ---------
                  (iv)     Total expenses (sum of lines (i)-
                           (iii) above):                          284,656          499,984        784,640
                                                               ==========        =========      =========

         (b)      How were those expenses allocated?

                  Expenses associated with the merger transactions were allocated between the fund and the Advisor based upon a division of merger expenses (by percentage) that was approved by the fund's Board of Trustees (the "Board"). This division was also set forth in the respective Agreements and Plans of Reorganization, which were approved by the funds' shareholders.

                  At an initial meeting, the Advisor proposed the merger transactions to the Board. Preliminary discussions of the merger transactions took place at the initial meeting as well as a second Board meeting. At the second meeting, the merger transactions were approved by the Board.

                  Over the course of the two Board meetings, the Board received information concerning the merger transactions including the structure of the merger transactions. The Board reviewed factors supporting the division of merger expenses including:
                  (i) payback to shareholders via reduced fund expenses; (ii) net asset value impact per share of the merger costs; (iii) profit and loss impact of the merger to the Advisor; and (iv) relative performance of the merged funds.

         (c)      Who paid those expenses?

                  See Item 22a above.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  INVESCO VIF - Growth Fund, INVESCO VIF - High Yield Fund and INVESCO VIF - Telecommunications Fund amortized expenses through the closing date of the merger. INVESCO VIF - Core Equity Fund, INVESCO VIF - Dynamics Fund, INVESCO VIF -Financial Services Fund, INVESCO VIF - Health Sciences Fund, INVESCO VIF - Leisure Fund, INVESCO VIF - Real Estate Opportunity Fund, INVESCO VIF - Small Company Growth, INVESCO VIF - Technology Fund, INVESCO VIF - Total Return Fund and INVESCO VIF - Utilities Fund continue to amortize expenses in the new registrant.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [x]  Yes   [ ]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

         File date:  May 6, 2005
         File number:  811-8038

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [ ]  Yes   [x]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ]  Yes   [x]  No

         If Yes, describe the nature and extent of those activities:


VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger: AIM Variable
                  Insurance Funds

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-7452

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  The Agreement and Plan of Reorganization, dated December 10, 2003, between INVESCO Variable Investment Funds, Inc. and AIM Variable Insurance Funds was previously filed with the Commission as part of INVESCO Variable Investment Funds, Inc.'s combined Proxy Statement/Prospectus filed on form type N-14 on December 31, 2003 (file number 811-8038). The Agreement and Plan of Reorganization relates to INVESCO VIF - Telecommunications Fund.

                  The Agreement and Plan of Reorganization, dated December 10, 2003, between INVESCO Variable Investment Funds, Inc. and AIM Variable Insurance Funds was previously filed with the Commission as part of AIM Variable Insurance Funds' combined Proxy Statement/Prospectus filed on form type N-14 on December 31, 2003 (file number 811-7452). The Agreement and Plan of Reorganization relates to INVESCO VIF - Growth Fund and INVESCO VIF - High Yield Fund.

                  The Agreement and Plan of Reorganization, dated December 10, 2003, between INVESCO Variable Investment Funds, Inc. and AIM Variable Insurance Funds was previously filed with the Commission as part of INVESCO Variable Investment Funds, Inc.'s preliminary Proxy Statement filed on form type Schedule 14A on February 6, 2004 (file number 811-8038). The Agreement and Plan of Reorganization relates to INVESCO VIF - Core Equity Fund, INVESCO VIF -- Dynamics Fund, INVESCO VIF -Financial Services Fund, INVESCO VIF - Health Sciences Fund, INVESCO VIF - Leisure Fund, INVESCO VIF - Real Estate Opportunity Fund, INVESCO VIF - Small Company Growth, INVESCO VIF - Technology Fund, INVESCO VIF - Total Return Fund and INVESCO VIF - Utilities Fund.

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

                  The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of INVESCO Variable Investment Funds, Inc., (ii) he is the President of INVESCO Variable Investment Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                       /s/ Robert H. Graham
                                       --------------------
                                       Robert H. Graham,
                                       President
                                       INVESCO Variable Investment Funds, Inc.

                                    EXHIBIT A

              ADDRESSES                                    SEPARATE ACCOUNTS                           (40 ACT)
                                                                                                     FILE NUMBERS
440 Lincoln Street                      Allmerica Financial Life Insurance and Annuity Company
Worcester, MA 01653                     Separate Account VA-K                                         811-06293

                                        Allmerica Financial Life Insurance and Annuity Company
                                        Select Separate Account II                                    811-08746

                                        VEL II Account of Allmerica Financial Life Insurance
                                        and Annuity Company                                           811-07466

c/o American Express Financial          ACL Variable Annuity Account 1                                811-07475
Advisors Inc.
1765 AXP Financial Center
Minneapolis, Minnesota 55474

One Moody Plaza                         American National Variable Annuity Separate Account           811-07600
Galveston, TX 77550
                                        American National Variable Life Separate Account              811-06160

c/o American Express Financial          AIM Variable Annuity Account 1                                811-07247
Advisors Inc.
1765 AXP Financial Center
Minneapolis, Minnesota 55474

4350 South Monaco Street                American Skandia Life Assurance Corporation
Denver, Colorado 80237                    Variable Account B Class 1                                  811-05438
                                        American Skandia Life Assurance Corporation
                                          Variable Account B Class 2                                  811-08248
                                        American Skandia Life Assurance Corporation
                                          Variable Account B Class 3                                  811-08884
                                        American Skandia Life Assurance Corporation
                                          Separate Account F                                          811-08447

American United Life Insurance Company  AUL American Individual Variable Life Unit Trust              811-08311
One American Square
Indianapolis, IN 46282                  AUL American Individual Variable Annuity Unit Trust           811-09193

Ameritas Life Insurance Company         Ameritas  Life Insurance Corp. Separate Account LLVL          811-08868
5900 "O" Street
Lincoln, NE 68510                       Ameritas Life Insurance Corp. Separate Account LLVA           811-07661

5900 "0" Street                         Ameritas Variable Life Insurance Company Separate
Lincoln, NE 68510                         Account V (Life)                                            811-04473
                                        Americas Variable Life Insurance Company Separate
                                          Account VA-2 (Annuity)                                      811-05192

250 East Fifth Street                   Annuity Investors Variable Account B                          811-08017
Cincinnati, Ohio 45202
                                        Annuity Investors Variable Account C                          811-21095

              ADDRESSES                                    SEPARATE ACCOUNTS                           (40 ACT)
                                                                                                     FILE NUMBERS
700 Karnes Boulevard                    BMA Variable Life Account A                                   811-08781
Kansas City, Missouri 64108
                                        BMA Variable Annuity Account A                                811-08325

22 Corporate Plaza Drive                MetLife Investors Variable Annuity Account Five               811-07060
Newport Beach, California 92669

22 Corporate Plaza Drive                MetLife Investors Variable Annuity Account One                811-05200
Newport Beach, California 92669

440 Lincoln Street                      Inheiritage Account of First Allmerica Financial Life
Worcester, MA 01653                     Insurance Company
Attn: Richard M. Reilly, Vice
President                               Separate Account SPVL of First Allmerica Financial            811-08304
                                        Life Insurance Company

                                        Allmerica Select Separate Account II of First                 811-10133
                                        Allmerica Financial Life Insurance Company

                                        Separate Account KG of First Allmerica Financial Life         811-08987
                                        Insurance Company

                                        Separate Account KGC of First Allmerica Financial Life        811-07769
                                        Insurance Company

                                        Separate Account IMO of First Allmerica Financial Life        811-07771
                                        Insurance Company

                                                                                                      811-10433

5900 "0" Street                         First Ameritas Variable Life Separate Account                 811-09979
Lincoln, NE 685 10
Attn:  General Counsel                  First Ameritas Variable Annuity Separate Account              811-09977

P.O. Box 30249                          Separate Account A of First Fortis Life Insurance Co          811-08154
Syracuse, New York 13 220
Attn:  General Counsel

85 15 East Orchard Road                 Group Variable/Fixed Annuity Contract  5434
Englewood, CO 80111                     Individual Variable Annuity Fixed Annuity
                                          Contract
                                        Group Variable Annuity Contract
                                        Individual Variable Annuity Contract

22 Corporate Plaza Drive                First MetLife Investors Variable Annuity Account One          811-08306
Newport Beach, CA 92669

500 Bielenberg Drive                    Fortis Benefits Variable Account C                            811-04613
Woodbury, Minnesota 55125
                                        Separate Account D

250 East Fifth Street                   GALIC of New York Sep Acct I                                  811-09341
Cincinnati, Ohio  45202

11815 N. Pennsylvania                   Great American Reserve Variable Annuity Account G             811-04818
Carmel, IN  46032

              ADDRESSES                                    SEPARATE ACCOUNTS                           (40 ACT)
                                                                                                     FILE NUMBERS
8515 East Orchard Road                  FutureFunds Series Account of Great West Life &               811-03972
Englewood, CO 80111                     Annuity Ins Co

                                        COLI VUL - 2 Series Account                                   811-09201

c/o American Express Financial          IDS Life of New York Variable Annuity Account                 811-07623
Advisors, Inc.                          Established April 17, 1996
249 AXP Financial Center
Minneapolis, MN  55474

1475 Dunwoody Drive                     Separate Account B of ING USA Annuity Life Insurance          811-05626
West Chester, Pennsylvania 19380        Company (Golden American Life Insurance Company)

c/o Conseco Variable Insurance Company  Jefferson National Life Annuity Account C                     811-04819
118 15 North Pennsylvania Street        Jefferson National Life Annuity Account E                     811-08288
Carmel, IN  46032                       Jefferson National Life Annuity Account F                     811-08483
                                        Jefferson National Life Annuity Account G                     811-07501
                                        Jefferson National Life Annuity Account H                     811-09623
                                        Jefferson National Life Annuity Account I                     811-10213

500 Boylston Street, 4th Floor          John Hancock Life Insurance Company (USA) Separate            811-04113
Boston MA  02116                        Account H

1 Kemper Drive                          KILICO Variable Separate Account                              811-05025
Long Grove, IL  60049                   KILICO Variable Annuity Separate Account                      811-03199

1295 State Street                       Massachusetts Mutual Variable Life Separate Account 1         811-08075
Springfield, Massachusetts  01111-1111  Massachusetts Mutual Variable Annuity Separate Account
                                        4                                                             811-08619
                                        C.M. Multi-Account A                                          811-08698
                                        C.M. Life Variable Life Separate Account 1                    811-09020

485-B Route 1 South, Suite 420          Metropolitan Life (1988) Separate Account UL                  811-06025
Iselin, NJ  08830

One Midland Plaza                       Midland National Life Separate Account A                      811-05271
Sioux Falls, SD  57193                  Midland National Life Separate Account C                      811-07772

1740 Broadway                           MONY Variable Account L (Established 1 1/28/90)               811-06215
New York, NY  10010                     MONY Variable Account A (Established 1 1/28/90)               811-06218

National Life Drive                     National Variable Life Insurance Account                      811-09044
Montpelier, VT  05604                   National Variable Annuity Account II                          811-08015

              ADDRESSES                                    SEPARATE ACCOUNTS                           (40 ACT)
                                                                                                     FILE NUMBERS
One Nationwide Plaza 1-09-V3            Nationwide Variable Account-II                                811-03330
Columbus, Ohio 43215                    Nationwide Variable Account-3                                 811-05405
                                        Nationwide Variable Account-4                                 811-05701
                                        Nationwide Variable Account-5                                 811-08142
                                        Nationwide Variable Account-6                                 811-08684
                                        Nationwide Variable Account-7                                 811-08666
                                        Nationwide Variable Account-8                                 811-07357
                                        Nationwide Variable Account-10                                811-09407
                                        Nationwide Variable Account-11                                811-10591
                                        Nationwide Variable Account-12                                811-21099
                                        Nationwide Variable Account-13                                811-21139
                                        Nationwide VA Separate Account-B                              811-06399
                                        Nationwide VA Separate Account-D                              811-10139
                                        Nationwide VLI Separate Account                               811-04399
                                        Nationwide VLI Separate Account-2                             811-05311
                                        Nationwide VLI Separate Account-3                             811-06140
                                        Nationwide VLI Separate Account-4                             811-08301
                                        Nationwide VLI Separate Account-5                             811-10143
                                        Nationwide VLI Separate Account-6                             811-21398
                                        Nationwide VL Separate Account-A                              811-06137
                                        Nationwide VL Separate Account-B                              811-07819
                                        Nationwide VL Separate Account-C                              811-08351
                                        Nationwide VL Separate Account-D                              811-08891
                                        Nationwide DC Variable Account                                811-02520
                                        Nationwide DC Variable Account-II                             811-07821
                                        NACo Variable Account                                         811-05999

601 Poydras St., Ste. 2600              Pan American Variable Life Separate Account A                 811-10295
New Orleans, LA  70130
Attn:  Patrick Toole with a copy to
Pamela V. Hensen

711 High Street                         Principal Life Insurance Company Separate Account B           811-02091
Des Moines, IA  50392                   Principal Life Insurance Company Variable Life
                                        Separate Account                                              811-05118

2801 Highway 280 South                  Separate Account VL of First Variable Life Insurance Co       811-07647
Birmingham, AL 3522                     First Variable Annuity Fund E                                 811-04092

213 Washington St., 15th Floor          Pruco Life Variable Universal Account                          811-5826
Newark, NJ  07102                       Established April 17, 1989
                                        SEC Registration # 811-5826

                                        Pruco Life of New Jersey Variable Appreciable Account          811-3974
                                        Established January 12, 1984
                                        SEC Registration #811-3974

751 Broad St.                           The Prudential Variable Contract Account GI-2                 811-07545
Newark, NJ  07102                       Prudential Discovery Premier Group Variable Contract
                                        Account                                                       811-09799

              ADDRESSES                                    SEPARATE ACCOUNTS                           (40 ACT)
                                                                                                     FILE NUMBERS
300 Atlantic St                         The Sage Variable Annuity Account A                           811-08581
3rd Floor                               The Sage Variable Annuity Life Account A                      811-09339
Stamford, CT 06901

One Security Benefit Place              SBL Variable Annuity Account XIV                              811-10011
Topeka, Kansas 66636-0001

1290 Broadway                           Security Life Separate Acct A1                                811-08196
Denver, Colorado  80211

5780 Powers Ferry Road                  Southland Separate Account A1                                 811-08976
Atlanta, GA  30327-4390                 Southland Separate Account L1                                 811-09106

One Sun Life Executive Park             Sun Life of Canada (U.S.) Variable Account F                  811-05846
Wellesley Hills, MA 02481               Sun Life of Canada (U.S.) Variable Account I                  811-09137

15411 NE 51st Street                    Symetra Separate Account SL                                   811-04909
Redmond, WA  98052                      Symetra Resource Variable Account B                           811-04716
                                        Symetra Separate Account C                                    811-08052

c/o Inviva, Inc.                        American Separate Account 5                                   811-10409
300 Distillery Commons, Ste. 300
Louisville, KY 40206

290 West Pleasant Avenue                Prudential Variable Contract Account GI-2                     811-07545
Livingston, New Jersey  07039

One City Place                          TLAC Separate Account Twelve for Variable Annuities           811-21266
Hartford, CT 06103

2929 Allen Parkway                      The Variable Annuity Life Insurance                           811-03240
Houston, Texas 77019                    Company Separate Account A

2001 Third Avenue South                 RetireMap Variable Account                                    811-07827
Birmingham, AL 35233

c/o Extraordinary Markets Divisions     WRL Series Life Corporate Account                             811-08833
4333 Edgewood Road NE
Cedar Rapids, IA  52499